U.  E COMMISSION
20549

02005407

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

nd Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-53341

REPORT FOR THE PERIOD BEGINNING November 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only
FIRM ID. NO.

Danske Securities (US), Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

299 Park Avenue 14 Floor
(No. and Street)

New York	NY	10171-1499
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin J. Mack (212) 984-8472
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	NY	10017
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



FEB 28 2002

OATH OR AFFIRMATION

I, Kevin J. Mack, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Danske Securities (US), Inc. as of December 31, 2001, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Kevin J. Mack
President and CEO



Notary Public

CATHY M. BARNES
Notary Public, State of New York
No. 31-4935560
Qualified in New York County
Commission Expires Jan 27 2002

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affimation
	(m)	A Copy of the SIPC Supplemental Report
X	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
	(o)	Independent auditor's report on internal accounting control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Stockholders of
Danske Securities (US), Inc:

We have audited the accompanying statement of financial condition of Danske Securities (US), Inc. (the "Company"), as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the period from November 1, 2001 (date of inception) through December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Danske Securities (US), Inc., as of December 31, 2001, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 8, 2002





345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Stockholders of
Danske Securities (US), Inc:

We have audited the accompanying statement of financial condition of Danske Securities (US), Inc. (the "Company"), a wholly owned subsidiary of Danke Securities AB, Sweden, as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Danske Securities (US), Inc., as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 8, 2002


RECEIVED
FEB 28 2002
354



DANSKE SECURITIES (US), INC.
(Wholly Owned Subsidiary of Danske Securities AB, Sweden)

Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents	$	1,966,794
Total assets	$	1,966,794
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to affiliates	$	51,262
Accrued expenses		35,000
Total liabilities		86,262
Stockholder's equity:		
Common stock, $0.01 par value, 1,000 shares authorized, 10 issued and outstanding		—
Additional paid-in capital		2,000,000
Accumulated deficit		(119,468)
Total stockholder's equity		1,880,532
Total liabilities and stockholder's equity	$	1,966,794

See accompanying notes to statement of financial condition.

DANSKE SECURITIES (US), INC.
(A Wholly Owned Subsidiary of Danske Securities AB, Sweden)

Notes to Statement of Financial Condition

December 31, 2001

(1) Organization

Danske Securities (US), Inc., (the Company) is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a nonclearing member of the National Association of Security Dealers, Inc. The Company's primary business activities include merger and acquisition advisory services, securities underwriting, acting as an advisor, agent, broker or riskless principal in purchase or sale of securities of a company.

The Company receives significant support from its affiliate. The affiliated company, Danske Bank New York Branch, provides back office functions for the company under Service Level Agreement.

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company's affiliate, and may not necessarily be indicative of the financial condition that would have existed if the Company had operated as an unaffiliated company.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers its money market investments and time deposits with an original maturity of three months or less to be cash equivalents.

(b) Income Taxes

Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to the differences between the tax and financial reporting bases of assets and liabilities. The realization of deferred tax assets, if any, is assessed and a valuation allowance established for the portion of the asset for which it is more likely than not that the deferred tax asset will not be realized.

(c) Fair Value

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires entities to disclose information about the estimated fair values of their financial instruments. At December 31, 2001, the fair value of all of the Company's assets and liabilities are not materially different from their respective book values due to their short-term nature.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial. Actual results could differ from those estimates.

(3) Related Parties

During the normal course of business, the Company engages in significant transactions with affiliated companies. Due to affiliate account represents expenses paid by the affiliated entity on behalf of the Company and fixed fee for services provided by the affiliated entity to the Company.

(Continued)

(4) Income Tax

The Company had no outstanding Federal tax liabilities as of December 31, 2001. A full valuation allowance has been established for the deferred tax asset with respect to the Company's tax loss carryforward.

(5) Commitments

On November 1, 2001, the Company entered into a one-year sublease agreement with its affiliate. The sublease agreement provides that certain operating expenses will be paid by the Company in addition to the minimum base rent.

Future minimum payments as of December 31, 2001, all due in 2002, are $52,393.

(6) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items, as defined. At December 31, 2001, the Company had net capital of $1,880,532, which was $1,616,337 in excess of required net capital.

(7) Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if a counterparty fails to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by clearing brokers pursuant to clearance agreements. The clearing brokers and the Company review as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.


KPMG

DANSKE SECURITIES (US), INC
(A Wholly Owned Subsidiary of Danske Securities AB, Sweden)

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)